EXHIBIT 99.1

BrainsWay Deep TMS™ Study Shows 70% Reduction in Patients Experiencing Suicidal Ideation

  Peer-reviewed secondary analysis adds to growing body of clinical evidence supporting the potential role of Deep TMS in addressing suicidal ideation among patients with major depressive disorder

BURLINGTON, Mass. and JERUSALEM, Aug. 27, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the publication of new peer-reviewed data demonstrating significant reductions in suicidal ideation among patients with Major Depressive Disorder (MDD) treated with Deep Transcranial Magnetic Stimulation (Deep TMS™).

The publication, entitled “Effects of H-coil TMS on suicidality in major depression: A secondary analysis of data from a multisite randomized trial comparing accelerated to once-a-day stimulation,” was published in the Journal of Affective Disorders. The analysis evaluated suicidality outcomes from BrainsWay’s previously published multisite randomized non-inferiority clinical trial which had compared its SWIFT™ accelerated protocol with its standard once-daily Deep TMS protocol and which had resulted in the FDA’s September 2025 clearance of SWIFT.

Key Findings

  Patients receiving Deep TMS demonstrated significant reductions in suicidal ideation over the course of treatment. Of the 89 patients enrolled in the study, using the Scale for Suicide Ideation (SSI), the number of patients exhibiting signs of suicide ideation (SSI>0) decreased from 22.5% (20/89) at baseline to 6.7% (6/89) after 6 weeks of treatment, a 70% relative reduction.
  Reductions were observed with both the SWIFT accelerated protocol and standard once-daily Deep TMS treatment. The median time to improvement in suicidality (i.e. defined in the study as a reduction of at least one point on the SSI) was 10 days in the group of patients treated with SWIFT, and 13 days in the group treated with the standard Deep TMS protocol, a statistically significant difference.

The results add to a growing body of research published in 2026 on the potential role Deep TMS can play in reducing suicidality, a devastating symptom associated with Major Depressive Disorder (MDD). A separate randomized, sham-controlled study of hospitalized patients with MDD and active suicidality found that patients receiving active H1 or H7 Deep TMS showed reductions in suicidal-ideation intensity, while those receiving sham treatment did not. In addition, a 2026 review of 108 studies examining treatments for suicidality concluded that TMS was associated with reductions in suicidal ideation and noted comparatively durable effects following TMS treatment.

“Suicidal ideation remains one of the most serious and urgent challenges in major depression. Seeing multiple independent publications converge around the potential of Deep TMS to meaningfully reduce suicidal ideation is highly encouraging and reinforces our commitment to advancing the science in an area of profound unmet need” said Hadar Levy, Chief Executive Officer of BrainsWay.

Deep TMS is FDA-cleared for the treatment of Major Depressive Disorder. It is not FDA-cleared for the treatment or prevention of suicidal ideation or suicidal behavior.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Historical results or conclusions from scientific research and clinical studies – especially secondary/retrospective analysis data such as that reflected in this press release – do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:

Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:

Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com